FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)

1	Name of the issuer
HSBC Holdings plc
2	Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities
I M Dorner, a person discharging managerial responsibilities
3	Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares
US$0.50 ordinary shares
4	State the nature of the transactions
(i) Acquisition / scrip dividend (ii) Acquisition / reinvestment of dividend in ISAs (iii) Acquisition / reinvestment of dividend in HSBC Holdings UK Share Incentive Plan holding
5	Number of shares, derivatives or any other financial instruments relating to shares acquired
(i) 381 (ii) 37 (iii) 2
6	Number of shares, derivatives or any other financial instruments relating to shares disposed
N/A
7	Price per share or value of transactions
(i) US$10.9669 (ii) £6.5051 (iii) £6.5147
8	Date and place of transactions
11 December, London
9	Date issuer informed of transactions
13 December 2013
10	Name of duly authorised officer/official of issuer responsible for making notification
Peter Harvey, Senior Assistant Secretary, 020 7992 1401
11	Date of notification
13 December 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                       Date: 13 December 2013